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February 22, 2019

Re:	Luckin Coffee Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam,

On behalf of Luckin Coffee Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range and commence the offering in May 2019. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis.

The Company respectfully advises the Commission that it has included in this submission its audited consolidated financial statements for the period from June 16, 2017 (inception date) to December 31, 2017 and the year ended December 31, 2018.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Reinout Hendrik Schakel at +86 186-0009-7592 (reinout.schakel@luckincoffee.com), or Ben Yang of Ernst & Young Hua Ming LLP at +86-21-2228-2925 (ben.yang@cn.ey.com).

Thanks for your time and attention.

Yours sincerely,

By:	/s/ Li He
Li He

cc:	Ms. Jenny Zhiya Qian, Chief Executive Officer
Mr. Reinout Hendrik Schakel, Chief Financial Officer and Chief Strategy Officer
Luckin Coffee Inc.

Ms. Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton

Mr. Ben Yang, Partner
Ernst & Young Hua Ming LLP